UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934



                          SUMMIT FINANCIAL GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     836730
                                 (CUSIP Number)



Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

              Rule 13d-1(b)
         |X|  Rule 13d-1(c)
              Rule 13d-1(d)

 The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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



CUSIP No. ...............836730............

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 1. Names of Reporting Person.
    I.R.S. Identification Nos. of above persons (entities only)

 .........JOHN W. CRITES ............###-##-####.................................
--------------------------------------------------------------------------------

 2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  ..................................................................

         (b)  ......X...........................................................
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 3. SEC Use Only...........................................................
--------------------------------------------------------------------------------

 4.  Citizenship or Place of Organization..UNITED STATES...................
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Number of         5.   Sole Voting Power .............. 144,080.................
Shares Bene-
ficially Owned    6.   Shared Voting Power .............1,436...................
by Each
Reporting         7.  Sole Dispositve Power................144,080..............
Person With:
                  8.   Shared Dispositive Power ...........1,436................
--------------------------------------------------------------------------------


 9. Aggregate Amount Beneficially Owned by Each Reporting Person...145,516.
--------------------------------------------------------------------------------

10.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Inst.)
---------------------------------------------------------------------
11.Percent of Class Represented by Amount in Row (11) ...........8.29...........
-------------------------------------------------------------------------------

12.Type or Reporting Person (See Instructions) ..................IN.............
 ................................................................................


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

                  ATTACHMENT TO SCHEDULE 13G OF JOHN W. CRITES
Item 1.
      (a)Name of Issuer                             SUMMIT FINANCIAL GROUP, INC.
      (b)Address of Issuers Principal Executive     223 N. MAIN STREET
         Offices                                    MOOREFIELD, WV 26836

Item 2.
      (a)Name of Person Filing                              JOHN W. CRITES
      (b)Address of Principal Business Office or, if none,  46 POINT DRIVE
         Residence                                          PETERSBURG, WV 26847
      (c)Citizenship                                        U.S.
      (d)Title of Class of Securities                       COMMON
      (e)CUSIP Number                                       836730

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filingis a:

(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) Insurance  company as defined in section  3(a)(19) of the Act (15 U. S. C.
     78c);
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) An investment adviser in accordance with  240.13d-1(b)(1)(ii)(E);
(f) An  employee   benefit  plan  or  endowment  fund  in  accordance  with
     240.13d-1(b)(1)(ii)(F);
(g) A  parent  holding   company  or  control  person  in  accordance  with
      240.13d-1(b)(1)(ii)(G);
(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
    (15 U.S.C. 80a-3);
(j) Group, in accordance with  240.13d-1(b)(1)(ii)(J).

THIS SECTION IS N/A FOR THIS FILING.


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




Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)Amount beneficially owned:         145,516

      (b)Percent of class:                  8.29

      (c)Number of shares as to which the person has:

     (i)      Sole power to vote or to direct the vote                  144,080
    (ii)     Shared power to vote or to direct the vote                   1,436
   (iii)    Sole power to dispose or to direct the disposition of       144,080
    (iv)     Shared power to dispose or to direct the disposition of      1,436

Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

     This statement is not being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Allegheny Wood Products, Inc., a corporation principally owned by Mr. Crites, owns 47,810, or 3.28% of these shares. Allegheny Wood Products, Inc. has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, these shares. Mr. Crites derives his aggregate beneficial ownership from these shares, and the 96,270 shares directly owned by Mr. Crites, and the 1,436 shares held jointly with his spouse.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     A parent holding company has not filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), or pursuant to Rule 13d-1(c) or Rule 13d-1(d).

Item 8.  Identification and Classification of Members of the Group

     This schedule has not been filed by a group.

Item 9.  Notice of Dissolution of Group

     This filing does not pertain to a dissolution of a group.

Item 10. Certification


     (b)The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 13, 2002
                                                -----------------
                                                       Date

                                                /s/ John W. Crites
                                                ------------------
                                                    Signature


                                              JOHN W. CRITES, DIRECTOR
                                             ------------------------
                                                    Name/Title



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules  filed in paper format shall include a signed original and five
copies of the  schedule,  including  all  exhibits.  See   240.13d-7  for other
parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).